CANNEX REACHES KEY MILESTONES WITH CALIFORNIA EXPANSION PLANS

Cannex secures licensing and infrastructure to support major strategic California expansion

Vancouver, BC, July 2, 2019 – Cannex Capital Holdings Inc. (CSE: CNNX; OTCQX: CNXXF) (“Cannex” or the “Company”) is pleased to announce that it has made significant progress on its plans to expand into California and apply its market–leading production capabilities and portfolio of brands to the largest cannabis market in the country.

Highlights:

  Cannex has secured a 190,000 square foot facility in the City of Commerce, adjacent to Los Angeles, as well as the necessary local use permits and provisional state licenses for the manufacture and distribution of cannabis products

  The Company believes California represents a prime opportunity to leverage its efficient production capabilities and brands into the large and fragmented California market

  With significant existing cultivation supply and ongoing meaningful investment by peers, Cannex plans to focus on its demonstrated extraction, manufacturing, packaging and distribution capabilities

  The initial plan will involve the Company applying its co–packing and logistics capabilities with sales anticipated in the first quarter of 2020, followed by the introduction of its branded products into California later in 2020, including bringing Pure Ratios’ THC–enhanced production in–house

Cannex’s operations team has honed its skills in Washington state where it has developed one of the largest volume manufactured cannabis products facilities in the world. Its strategic operating tenant, Northwest Cannabis Solutions, is one of the top producers in Washington and sells several of Washington’s top–selling flower, edibles, and oil products under Cannex’s brands.

“California is a competitive but fragmented market and we’re confident Cannex’s production expertise and portfolio of successful brands give us a competitive edge that should allow us to quickly gain traction. We have been planning our entry into California for some time and, while we’re not naïve to the competitive challenges that exist, we are focused on entering with the right strategy,” said Leo Gontmakher, Cannex’s Chief Operating Officer. “Now that we’re here with initial construction underway, we’re excited to be operational as soon as we can. We have an excellent centralized location,” continued Gontmakher, “and are working diligently to develop the necessary relationships to succeed in this market, focusing particular attention on developing talent and the supply chain.”

Cannex is approaching the close, anticipated July 31, 2019, of its previously announced business combination with 4Front Holdings LLC (“4Front”). In anticipation of operating as a combined entity, Cannex’s team has also been planning and preparing for the integration and expansions of 4Front’s cultivation and production facilities in Massachusetts and Illinois.

About Cannex Capital Holdings Inc.
Cannex has operational expertise in premium indoor cannabis cultivation, extraction, manufacturing, and branding of cannabis edible and derivative products. Through its wholly–owned subsidiaries, Cannex leverages this operational expertise to provide a wide range of services to operating cannabis companies, including real estate, management, financial, branding and IP licensing. Cannex subsidiary Pure Ratios is a wellness company focused on formulating products which combine cannabinoids with traditional and holistic ingredients. Cannex also owns BrightLeaf Development LLC which holds real estate assets, property leases,

Cannex Capital	www.cannexcapital.com	info@cannexcapital.com	604 628 9338

brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full–line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost–effective growth.

Cannex Capital Holdings Inc.
Anthony Dutton,
CEO (604) 649–7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward–looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward–looking statements.

Forward–looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex, developments with respect to legislative developments in the United States, the anticipated closing of the 4Front Transaction, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward–looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical–use and adult–use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward–looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward–looking statements. The forward–looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.